amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

02015378

82-4867

02 FEB 25 AM 8:25

SUPPL

To: The Securities and Exchange Commission
Company:
Fax: 0011 1 202 942 9624
From: Robyn Fry - Company Secretary
Fax: (+61 3) 9208 4356
Date: 25 February 2002
Pages: 5.
Including cover page

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

P.P. [signature]

Robyn Fry
General Counsel & Company Secretary

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

dlw 2/25

A biotechnology research & development company

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

FILE No.
82-4867

25 February 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

P.P.

Robyn Fry
General Counsel & Company Secretary

Rf/r001

FILE NO.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAO Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/02/2002

TIME: 15:50:43

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Amrad Funds Accelerated Development Programme

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4350
http://www.amrad.com.au

22 February 2002

AMRAD FUNDS ACCELERATED DEVELOPMENT PROGRAMME

Amrad Corporation Limited announced today that it had appointed Intersuisse Corporate Pty Ltd to arrange an institutional placement of new ordinary shares at $1.15 per share. The new shares would rank equally with existing ordinary shares from the time of their issue. As the number of shares proposed to be issued would represent up to approximately 15% of the issued capital of Amrad, shareholder approval will not be necessary.

Amrad Managing Director, Dr Sandra Webb, said: "Funds from the placement will be used to accelerate the path of key projects to completion of Phase II clinical development to enhance the potential commercial returns to the Company.

"Amrad is one of the few companies in Australia to have the skills to reach this endpoint, with in-house drug discovery and development experience focused on three core areas of expertise, infectious diseases, allergy and inflammation and neurological conditions," Dr Webb said.

Amrad's overall strategy is to push major projects through the development pathway itself or to build international partnerships to co-develop or partner some of its projects. The agreement with Cambridge Antibody Technology, announced in December 2001, to jointly develop an antibody treatment for rheumatoid arthritis is an example of this latter approach.

Three of Amrad's seven projects are currently in Phase II clinical trials, with results expected during 2002.

Amrad Corporation Limited

Amrad Corporation Limited is an Australian research-based biotechnology company. Amrad's in-house pharmaceutical R&D expertise is focused on three key areas: infectious diseases; neurological conditions; and, allergy and inflammation. R&D activity targets the clinical development of compounds for serious chronic human diseases, focused on early commercial returns. Amrad currently has seven projects in preclinical and clinical development, three of which are in Phase II clinical trials. The lead clinical projects include emfilermin for the treatment of neuromuscular disorders (Phase II); emfilermin for the treatment of reproductive health in collaboration with Serono (Phase I); AM336 for the treatment of chronic severe pain (Phase I/II); AM365 for the treatment of hepatitis B virus infection (Phase II); AM132 and AM133 for the treatment of cardiovascular disease (preclinical testing) in collaboration with Gencell Inc (a wholly owned subsidiary of Aventis) and Edwards Lifesciences respectively; and AM36 (preclinical testing) for the treatment of stroke in collaboration with DevCo Pharmaceuticals.

For further information please contact: Dr Sandra Webb
Managing Director
Telephone: 61 3 9208 4302